Exhibit 99.1

SCHOLASTIC CORPORATION ANNOUNCES INTENT TO COMMENCE MODIFIED DUTCH AUCTION TO REPURCHASE $150 MILLION OF COMMON STOCK

New York – September 23, 2010 – Scholastic Corporation (NASDAQ: SCHL), the global children’s publishing, education and media company, today announced that its Board of Directors has authorized the repurchase of up to $150 million of the Company’s common stock through a modified “Dutch Auction” tender offer. Scholastic intends to commence the tender offer during the week of September 27, 2010.

Under the terms of the proposed tender offer, holders of shares of Scholastic common stock will have the opportunity to tender some or all of their shares at a price within the range of $27.00 to $31.00 per share. Based upon the number of shares tendered and the prices specified by the tendering stockholders, Scholastic will determine the lowest per share price within the range that will enable it to buy $150 million in shares, or such lesser number of shares that are properly tendered. All shares accepted for payment will be paid the same price, regardless of whether a stockholder tendered such shares at a lower price within the range. At the minimum price of $27.00 per share, Scholastic would repurchase a maximum of 5,555,556 shares, which represents approximately 16.2% of Scholastic’s currently outstanding common stock. Scholastic will fund the repurchase from available cash, initially including temporarily drawing on its existing credit facility. The low and high ends of the price range represent approximately a 5.8% and 21.5% premium, respectively, to yesterday’s closing price of $25.51 per share.

The tender offer will be subject to various terms and conditions as will be described in offer materials that will be publicly filed and distributed to stockholders at the time of commencement of the tender offer during the week of September 27, 2010. Additional copies of the offer materials will also be available from the Information Agent, BNY Mellon Shareowner Services. The Dealer-Manager for the tender offer will be Deutsche Bank Securities Inc.

Richard Robinson, the Company’s Chairman, President and Chief Executive Officer, said, “Scholastic’s strong free cash flow and balance sheet provide multiple opportunities to drive shareholder returns. In addition to investing in internal growth initiatives and strategic acquisitions, we continue to look to return value to our stockholders. After exploring possible ways of returning cash to stockholders in addition to our current dividend, we concluded that a cash tender offer is an efficient mechanism for stockholders who seek liquidity at a premium over current trading prices. At the same time, stockholders who do not participate in the tender offer will share in a greater portion of Scholastic’s future potential.”

Neither Scholastic’s management, nor any of its board of directors, executive officers, the dealer manager, the information agent or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the proposed tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will tender their shares. Stockholders should consult their financial and tax advisors in making this decision.

This press release is for information purposes only, and is not an offer to purchase or the solicitation of an offer to sell any shares of Scholastic common stock. The solicitation of offers to purchase shares of Scholastic common stock will be made only pursuant to the tender offer documents, including an Offer to Purchase and related Letter of Transmittal that Scholastic intends to distribute to stockholders and file with the Securities and Exchange Commission during the week of September 27, 2010.

SCHOLASTIC STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE TERMS OF THE TENDER OFFER.

Holders of common stock will be able to obtain these documents as they become available free of charge on the Company’s website at investor.scholastic.com, the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, holders of common stock will also be able to request copies of the Tender Offer Statement, the Offer to Purchase, related Letter of Transmittal and other filed tender offer documents free of charge by contacting BNY Mellon Shareholder Services, the Information Agent for the Offer, by telephone at (800) 777-3674 (toll-free), or in writing to 480 Washington Boulevard, 27th Floor, Jersey City, NJ 07310.

Additional Announcement

The Company also stated that, following the issuance of this release, it was also separately issuing its fiscal 2011 first quarter earnings release.

About Scholastic

Scholastic Corporation (NASDAQ: SCHL) is the world’s largest publisher and distributor of children’s books and a leader in educational technology and children’s media. Scholastic creates quality educational and entertaining materials and products for use in school and at home, including children’s books, magazines, technology-based products, teacher materials, television programming, film, videos and toys. The Company distributes its products and services through a variety of channels, including proprietary school-based book clubs and school-based book fairs, retail stores, schools, libraries, television networks and the Company’s Internet site, www.scholastic.com.

Forward-Looking Statements

This news release contains certain forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties, including the conditions of the children's book and educational materials markets and acceptance of the Company's products within those markets, and other risks and factors identified from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from those currently anticipated.

Contact: Scholastic Corporation

Investors:	Jeffrey Mathews, 212-343-6741

Media:	Kyle Good, 212-343-4563